SEC
Mail Processing
Section

FEB 27 2013

Washington DC
405

13012499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17A-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Itaú Europa Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Biscayne Blvd, Suite 2200
(No. and Street)

Miami (City) Florida, (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

305-416-7813
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

1441 Brickell Avenue, Suite 1100 (Address) Miami (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Bethlem, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itaú Europa Securities, Inc., as of February 28 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

CEO and President
Title

NATALIE MORFA
MY COMMISSION # EE 066958
EXPIRES: April 8, 2015
Bonded Thru Notary Public Underwriters

Natalie Morfa
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filings, see section 240. 17a–5(e)(3).*

Itaú Europa Securities Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a–5 of the Securities and Exchange Commission
December 31, 2012

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Itaú Europa Securities Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a–5 of the Securities and Exchange Commission
December 31, 2012

Itaú Europa Securities, Inc.
Index
December 31, 2012

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Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Itaú Europa Securities, Inc.

We have audited the accompanying financial statements of Itaú Europa Securities, Inc, (the "Company") which comprise the statement of financial condition as of December 31, 2012, and the related statement of operations and changes in stockholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Europa Securities, Inc at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 1441 Brickell Avenue, Suite 1100, Miami, FL 33131
T: (305) 375 7400, F: (305) 375 6221, www.pwc.com/us

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Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and IIis presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 31, 2013

Itaú Europa Securities, Inc.
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 17,906,070
Receivables from clearing broker	2,531,283
Other assets	456,086
Total assets	$ 20,893,439
Liabilities and Stockholder's Equity	
Accrued expenses and other liabilities	$ 720,935
Payable to affiliate	1,337,962
Total liabilities	2,058,897
Common stock, $0.01 par value, 100,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid in capital	17,619,000
Accumulated surplus	1,214,542
Total stockholder's equity	18,834,542
Total liabilities and stockholder's equity	$ 20,893,439

The accompanying notes are an integral part of these financial statements.

Itaú Europa Securities, Inc.
Statement of Operations
Year Ended December 31, 2012

Revenue	
Commissions	$ 25,915,918
Administration fees	1,491,076
Transaction fees	7,584
Interest and other	237,053
Total revenue	27,651,631
Expenses	
Service fee	17,475,487
Salaries and benefits	4,361,783
Floor brokerage and clearing fees	1,674,678
Professional fees	298,647
Market data	241,483
Interest	172,011
Other	259,291
Total expenses	24,483,380
Income before tax provision	3,168,251
Provision for income taxes	723,628
Net income	$ 2,444,623

The accompanying notes are an integral part of these financial statements.

Itaú Europa Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock		Additional Paid in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Surplus	Equity
Balances at December 31, 2011	100	$ 1	$ 1,619,999	$ (1,230,081)	$ 389,919
Contribution	99,900	999	15,999,001		16,000,000
Net income				2,444,623	2,444,623
Balances at December 31, 2012	100,000	$ 1,000	$ 17,619,000	$ 1,214,542	$ 18,834,542

The accompanying notes are an integral part of these financial statements.

Itaú Europa Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities	
Net income	$ 2,444,623
Adjustments to reconcile net loss to net cash from operating activities	
Change in operating assets and liabilities	
Decrease in receivable from clearing broker	864,784
Decrease in other assets	380,007
Decrease in payable to affiliate	(3,040,078)
Decrease in accrued expenses and other liabilities	(87,809)
Net cash provided in operating activities	561,527
Cash flows from financing activities	
Repayment of subordinated loan	$ (15,000,000)
Capital contribution	16,000,000
Net cash provided in financing activities	1,000,000
Net increase in cash and cash equivalents	1,561,527
Cash and cash equivalents	
Beginning of year	16,344,543
End of year	$ 17,906,070
Supplemental disclosure of cash flow information	
Interest paid	$ 76,708

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Itaú Europa Securities, Inc. (the "Company"), is a wholly owned subsidiary of Banco Itaú BBA International S.A. (the "Parent"), a banking corporation incorporated under the laws of Portugal.

The Company was incorporated in March, 2007 and became a registered broker and commenced its broker dealer operations in May 2008.

The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and The Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and The National Futures Association ("NFA"). The principal business plan of the Company is to act as a broker-dealer in the execution of U.S. and Latin American securities transactions with Latin American investors. The majority of the customers are also customers of Banco Itaú Europa International ("BIEI"), a related entity wholly owned by the Parent.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less and includes cash and cash due from Banks.

Receivable From Clearing Broker
Amounts receivable from the clearing broker consist of deposits and amounts due from and payable to the clearing broker for fees, commissions, and errors.

Commissions
Commissions earned are related to the dollar amount of trading volume of Customer' transactions. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occurred.

Administration Fees
Fees are earned from administration services. Fees are recorded as earned based on a percentage of the amount of assets by customer in a monthly basis during the period.

Payable to Affiliate
The Company reimburses BIEI a related entity wholly owned by the Parent, for expenses paid by BIEI on behalf of the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

New Accounting Pronouncements

Fair Value Measurements and Disclosures

In May 2011, the Financial Accounting Standards Board ("FASB") amended existing fair value measurement and disclosure guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments result in a consistent definition of fair value in both accounting frameworks. Among other changes, the new guidance requires disclosure of quantitative and qualitative information about unobservable inputs used in the valuation of Level 3 instruments, and to report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The Company must adopt the new guidance in its financial statements in 2012. Application of this guidance is anticipated to only impact the Company's fair value disclosures and not its financial condition, results of operations, changes in equity or cash flows.

3. Related Party Transactions

An administrative services agreement (the "Services Agreement") was executed with BIEI for the provision of payroll, administration, occupancy, equipment and information services. In 2011, in accordance with the Services Agreement, BIEI allocated expenses monthly to the Company, using a methodology that considers the proportional cost of the services provided. Related payable and expense under the Services Agreement in 2012 totalled $1,186,109 and $17,351,347, respectively. Other expenses paid by BIEI on behalf of the Company totaled $2,689,325 during 2012. The Company made payments to BIEI for these expenses in 2012 of $2,958,321. At December 31, 2012, the amount owed to BIEI for expenses paid is $1,186,109 included in the payable to affiliate on the balance sheet.

Under an agreement with Itaú Global Asset Management Ltd. ("IGLAL"), a related party, and Itaú Active Asset Allocation Funds ("IAAAF"), a related party, IES may assist in the placement of the shares of IAAAF. In exchange, IES may keep a percentage of the investment management fee collected on behalf of IAAAF. During the year ended December 31, 2012, fees remitted back to IAAAF totaled approximately $124,000. These fees are included in service agreement expense in the statement of income.

Under an agreement with MCC Securities Inc. ("MCC"), a related party, MCC refers its customers to IES and IES introduces those customers to Pershing LLC ("Pershing") as fully-disclosed customers of IES, for clearance and settlement of their transactions and custody of their assets. IES collects revenue on behalf of and remits the revenue to MCC. At December 31, 2012, the amount owed to MCC as revenue is $76,016 included in the payable to affiliate on the balance sheet.

On the August 30, 2010, the Company signed a subordinate loan agreement with the Parent. This loan amounts to $ 15,000,000 with an initial maturity set for August 20, 2013. Interest is to be paid annually for the first year and quarterly for the second and third years based on the twelve and three month LIBOR plus 1.5%, 1.5%, and 2.8%, respectively. Annual loan pre-payment are optional and if not affected, fees of 1.3% and 0.8% are due over the first and second year loan balances. As of December 31, 2012, related interest expense totaled $73,783. In February 2012, the Company prepaid the loan amounting to $15,076,708 in exchange for a $16,000,000 capital contribution from the Parent. As a result, capital totaled $17,620,000 on December 31, 2012.

The loan agreement was reviewed and approved by FINRA as a satisfactory subordination agreement pursuant to CFTC Regulation 1.17(h). The entire amount of the loan was available as qualify net capital.

Because of the relationship between the Bank and its related parties, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

4. Income Taxes

The components of income tax (benefit) were as follows for the year ended December 31, 2012:

Current		
Federal	$	653,687
State		113,687
		767,374
Deferred		
Federal		(39,526)
State		(4,220)
Provision for income taxes	$	723,628

The Company's income tax rate computed at the statutory federal rate of 34% differs from its effective tax rate primarily due to permanent items, state taxes, and the change in the deferred tax asset valuation allowance.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets, which consist primarily of tax benefits from net operating loss carryforwards and capitalized start-up costs, is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on Management's evaluation, it is more likely than not that the deferred tax assets will be realized, and as such, the valuation allowance was released in December 2012. The tax effects of temporary differences that give rise to significant portion of the deferred tax assets and tax liabilities at December 31, 2012 are as follows:

Amortization	$	59,118
Prepaid expenses		(18,600)
Other		3,228
Net deferred tax assets	$	43,746

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3–1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6–2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $18,356,718 which was $18,218,635 in excess of the amount required of $138,083. The ratio of aggregate indebtedness to net capital at December 31, 2012 is 11.28%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3–3"). Section (k)(2)(ii) of Rule 15c3–3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

6. Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company maintains a cash balance with an unaffiliated financial institution that is in excess of FDIC insured limits. The institution is considered well capitalized at December 31, 2012.

7. Risk Management

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility which can reduce the customer's ability to meet their obligations. To the extent customers are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

8. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Receivable from Clearing Broker
The carrying amounts of premiums receivables from clearing brokers approximate their fair value.

9. Subsequent Events.

The Company has performed an evaluation of subsequent events through January 31, 2013, the date the financial statements were available for issuance. No material subsequent events were identified.

Itaú Europa Securities, Inc.
Schedule I: Computation of Net Capital Pursuant to SEC Rule 15c3–1
December 31, 2012

Computation of net capital	
Total stockholder's equity	$ 18,834,542
Deductions and/or charges	
Nonallowable assets	
Deductions	606
Other assets	468,431
Total (deductions) and/or charges	469,037
Haircuts on securities	8,787
Net capital	18,356,718
Computation of basic net capital requirement	
Minimum net capital required	138,083
Excess of net capital	$ 18,218,635
Computation of aggregate indebtedness	
Items included in statement of financial condition	
Payable to affiliates	$ 1,337,962
Accrued expenses and other liabilities	733,280
Total aggregate indebtedness	$ 2,071,242
Ratio of aggregate indebtedness to net capital	11.28%

There are no material differences between the preceding computed on and the Company's corresponding unaudited part II of Form X–17A–5 filed January 17, 2013.

Itaú Europa Securities, Inc.
Schedule II: Computation for Determination of Reserve Requirements for Broker- Dealers Under SEC Rule 15c3–3
December 31, 2012

The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3–3 pursuant to paragraph k(2)(ii).

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Report of Independent Certified Public Accountants' Reports on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Stockholder and Board of Directors of
Itaú Europa Securities Inc.

In planning and performing our audit of the financial statements of Itaú Europa Securities, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

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The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

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This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2013

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Independent Certified Public Accountants' Report on the Transitional Assessment Reconciliation Required by SEC Rule 17a–5(e)(4)

To the Stockholder and Board of Directors of
Itaú Europa Securities Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Itaú Europa Securities, Inc for the year ended December 31, 2012, which were agreed to by Itaú Europa Securities, Inc, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Itaú Europa Securities, Inc, 's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for Itaú Europa Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: payments in the amounts of $11,950 and $24,163 were compared to check stubs provided by the Financial and Operations Principal. Reviewed check #A-017371 in the amount of $14,676, and check #A-017682 in the amount of $24,163, noting the check #A-017371 of $14,676 exceeded the payment amount listed in item 2B of $11,950.

2. Compared the Total Revenue amount reported on 3 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $27,651,631 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012.

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3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a) Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $1,307,790 to the Commissions and Payout System report for the period from January 1, 2012 to December 31, 2012 to the supporting schedules provided by The Financial and Operations Principal, and noted no differences.

   b) Compared deductions in line 8, Other revenue not related either directly or indirectly to the securities business of $13,200,442 to the to the supporting schedule for the period from January 1, 2012 to December 31, 2012 provided by Financial Operations Principal, and noted no differences. During 2012, management performed an assessment on the deduction eligibility of all revenue is considered to be related to non-registered investment products. Our procedures were limited to comparing the amounts reported to the supporting schedules rather than determining whether the deduction of such revenue is appropriate according to the SIPC instructions.

   c) Compared deductions on line 9(i), Total interest and dividend expense of $5,869 to supporting schedule, for the period from January 1, 2012 to December 31, 2012 provided by management, and noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a) Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $14,445,320 and $36,113, respectively of the Form SIPC-7, noting no exceptions.

5. We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

6. This report is intended solely for the information and use of management and the board of directors of Itaú Europa Securities Inc, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

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PricewaterhouseCoopers LLP

January 31, 2013

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